Exhibit (a)(1)(B)
OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS
FOR
NEW OPTIONS
DATED NOVEMBER 24, 2010
ELECTION FORM
Please read this Election Form carefully. To properly elect to exchange your eligible stock options in the exchange offer pursuant to TASER International Inc.’s Offer to Exchange Certain Outstanding Stock Options for New Options dated November 24, 2010 (the “Exchange Offer”), TASER must receive your Election Form before 9 p.m., Eastern Time, on December 27, 2010.
You are not required to submit an election. If TASER does not receive your election at or before 11:59 p.m., Eastern Time, on the expiration date, which is currently December 27, 2010, we will interpret this as your election not to participate in the Exchange Offer, and you will retain all of your outstanding eligible stock options with their current terms.
You must send a properly executed Election Form via email, facsimile, regular mail, overnight courier, or hand delivery using the following contact information:
Via Electronic Delivery:
You may email your Election Form to Dan Behrendt, Chief Financial Officer, at dan@taser.com.
Via Email Delivery:
Scan your executed Election Form and send it to Dan Behrendt, Chief Financial Officer, at dan@taser.com.
Via Facsimile:
Fax your executed Election Form to TASER International, Inc., Attn: Dan Behrendt, Chief Financial Officer at (480) 515-6302.
Via Regular Mail, Overnight Courier or Hand Delivery:
Send your executed Election Form by mail or overnight courier, or hand deliver an executed Election Form, to TASER International, Inc., 17800 N. 85th Street, Scottsdale, AZ 85255, Attn: Dan Behrendt, Chief Financial Officer.
You do not need to return your stock option agreements in order to effectively elect to accept our Exchange Offer.
Your acceptance of our Exchange Offer will be effective as of the date and time that TASER receives your signed Election Form by any of the methods described above.
You do not need to return your current stock option agreement(s) in order to effectively accept our Exchange Offer.
TASER intends to confirm receipt of your executed Election Form within three business days of our receipt. If you do not receive confirmation of our receipt, it is your responsibility to ensure that TASER has properly received your completed Election Form.
If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the offer, please send an email Dan Behrendt at dan@taser.com.

From:	[Name]

To:	TASER International, Inc.
I have received and/or have been given access to TASER International, Inc.’s (“TASER” or the “Company”) Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010 (the “Offer to Exchange”), this Election Form, the new form of Stock Option Agreement (the “Agreement”) and the TASER International, Inc. 2009 Stock Incentive Plan (the “2009 Plan”).
I understand that by electing to participate in the exchange offer (the “Exchange Offer”) pursuant to the Offer to Exchange, for each eligible option grant that I elect to exchange, I must exchange all of the eligible stock options subject to that grant for a new grant of New Options covering the number of shares of Company common stock set forth below. I further understand that the New Options will be granted under the 2009 Plan and that they represent the right to receive a certain number of shares of common stock of TASER upon their purchase at a specified exercise price upon the vesting of the New Options.
I am hereby electing to exchange the following eligible stock options in the Exchange Offer:

Number of Shares Underlying
Grant ID Number	Grant Date	Exercise Price (USD)	Eligible Stock Option

The Company will not issue any fractional New Options. Accordingly, any exchange that would result in a fractional right will be rounded up to the next whole number of New Options.
The Company has informed me that, not withstanding the vesting status of my eligible stock options, New Options received in the Exchange Offer will be completely unvested at the time they are issued and that this is the case even if my eligible stock options were fully vested on the date of the exchange. The Company has further informed me that my New Options will vest over a 36 month period, vesting in equal monthly installments commencing on the grant date.
Only a whole number of New Options will vest in any period, and any fractional New Options that would otherwise vest will be carried over to the next vesting period. I understand that I must continue to provide service to the Company or one of its subsidiaries through the required vesting periods to become entitled to purchase the underlying shares of common stock vesting at the end of each vesting period. The Company has notified me that if I choose not to participate in the Exchange Offer, I will keep all of my eligible stock options, I will receive no New Options, and my outstanding eligible stock options will retain their current vesting provisions, exercise price and other terms and conditions.
I have reviewed the list of my eligible stock options set forth above and I confirm that it is an accurate and complete list of my eligible stock options and that I do hold all of the stock options listed above.
If, before the expiration of the Exchange Offer, I wish to exercise any of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election with respect to the grant I wish to exercise in accordance with procedures set forth in Part III, Section 6 of the Offer to Exchange.
I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 8 of the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance and cancellation of any eligible stock options I elect for exchange.
I acknowledge that the New Options will be subject to the terms and conditions set forth in the 2009 Plan and the Agreement, which will constitute an agreement between the Company and me. I have reviewed the form of Agreement provided to me. I understand and acknowledge that the final Agreement (with all the blanks filled in) will be available as soon as practicable after the New Options are issued to me.
I hereby represent and warrant that I have full power and authority to elect to exchange the eligible stock options exchanged hereby and that, when and to the extent such stock options are accepted for exchange by the Company, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such stock options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the stock options I am electing to exchange.

By signing this Election Form, I acknowledge that my election to exchange my eligible stock options pursuant to the procedure(s) described in Part III, Section 5 of the Offer to Exchange and in the instructions to this Election Form will constitute my acceptance of the terms and conditions of the Exchange Offer. The Company’s acceptance of the stock options offered to be exchanged pursuant to the Exchange Offer will constitute a binding agreement between the Company and me, upon the terms and subject to the conditions of the Offer to Exchange and this Election Form.
I acknowledge that I expect no financial compensation from the exchange and cancellation of my stock options. I also acknowledge that, in order to participate in the Exchange Offer, I must be an eligible employee of the Company or one of its subsidiaries from the date when I elect to exchange my eligible stock options through the date when the New Options are issued. I further acknowledge that, if I do not remain an eligible employee of the Company or one of its subsidiaries, I will not receive any New Options or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the Exchange Offer.
I hereby give up all ownership interest in the eligible stock options that I elect to exchange, and I have been informed that they will become null and void on the date the Company accepts such stock options for exchange. I agree that I will have no further right or entitlement to purchase shares of the Company’s common stock under the eligible stock options accepted by the Company for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date the Company accepts my eligible stock options for exchange.
I acknowledge that the laws of my country of residence at the time of grant, vesting, or exercise of the New Options or the sale of shares thereunder, or at any other time (including any rules or regulations governing securities, foreign exchange, tax, labor or other matters) may restrict or prevent exercise of the New Options or may subject me to additional procedural or regulatory requirements that I solely am responsible for and may have to independently fulfill.
I also acknowledge that I shall be responsible for any tax liability that may arise as a result of participating in the Exchange Offer or in relation to the New Options, and I hereby authorize the Company or its subsidiaries to deduct any withholding amounts from any payment or transfer of any kind that may be due to me or from any cash or shares that may be distributable to me upon exercise of the New Options. I also acknowledge that the Company is not liable for any foreign exchange fluctuations between my local currency and the United States Dollar that may affect the value of the New Options, the underlying shares, or any benefit I may receive thereunder.
I acknowledge that nothing contained in the Exchange Offer or the Agreement is intended to constitute or create a contract of employment nor a right to remain associated with or in the employ of the Company or a subsidiary for any particular period of time. Furthermore, I acknowledge that the Exchange Offer and the New Options are not part of any employment contract or arrangement I may have with the Company, and do not guarantee any right to receive any future grants under the 2009 Plan or the inclusion of the value of any grants in the calculation of severance payments, if any, upon termination of my employment.
I acknowledge that the Company has advised me and given me the opportunity to consult with my own advisors as to the consequences of participating or not participating in the Exchange Offer.
By signing below (i) I hereby elect to participate in the Exchange Offer pursuant to the terms of the Offer to Exchange, subject to all of the terms and conditions set forth therein, to exchange my outstanding eligible stock options as indicated above for the New Options covering the number of shares of Company common stock indicated above, (ii) to the extent that I have not previously accepted any or all of the eligible stock options previously granted to me, I hereby agree to the terms and conditions set forth in the applicable stock option agreements previously provided, (iii) I hereby irrevocably waive the right to exercise my outstanding eligible stock options selected for exchange as indicated above and, therefore, to claim the delivery of the shares underlying these options, and (iv) I hereby irrevocably waive the right to claim any loss of opportunity as a result of the waiver of the right to exercise my outstanding eligible stock options selected for exchange as indicated above.

Participant Signature	Date and Time

Participant Name Printed	Participant Address

Daytime Telephone Number	Email Address

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF
TASER’S OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS
FOR
NEW OPTIONS
1. Delivery of Election Form. TASER International, Inc. (the “Company”) must receive your signed and dated Election Form before the Exchange Offer expires at 11:59 p.m. Eastern Time on December 27, 2010. Any Election Form received after that time will not be accepted. If the Exchange Offer is extended by the Company beyond that time, you may submit your election at any time until the extended expiration of the Exchange Offer.
The method of delivery of any document is at your election and risk. If you choose to submit a signed Election Form, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via facsimile, and then follow up with an email to dan@taser.com to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.
The Company will not accept any alternative, conditional, or contingent offers to exchange eligible stock options. All eligible employees electing to exchange eligible stock options, by execution of this Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Company’s Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010 (the “Offer to Exchange”).
2. Withdrawal of Election. Elections to exchange made pursuant to the Exchange Offer may be withdrawn at any time prior to the expiration of the Exchange Offer. If the Exchange Offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the Exchange Offer. To withdraw your tendered eligible stock options, you must deliver a Notice of Withdrawal with the required information while you still have the right to withdraw the election. Withdrawal elections may not be rescinded and any eligible options withdrawn from the Exchange Offer will thereafter be deemed not properly tendered for purposes of the Exchange Offer. To re-elect to exchange eligible stock options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new signed Election Form prior to the time the Exchange Offer expires.
3. Signatures on this Election Form. If this Election Form is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the eligible stock options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.
If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with this Election Form.
4. Requests for Assistance or Additional Copies. If you have any questions or need assistance, please send an email to Dan Behrendt, Chief Financial Officer, at dan@taser.com.
5. Irregularities. All questions as to the number of shares subject to stock options to be accepted for exchange and the number of New Options to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form, and acceptance of any stock options elected to be exchanged will be determined by the Company in its sole discretion, which determinations shall be final and binding on all interested persons. The Company reserves the right to reject any or all elections to exchange eligible stock options that the Company determines not to be in appropriate form or the acceptance of which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Exchange Offer and any defect or irregularity in any election to exchange eligible stock options, and the Company’s interpretation of the terms of the Exchange Offer (including these instructions) will be final and binding on all parties. No election to exchange eligible stock options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange eligible stock options must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange eligible stock options, and no person will incur any liability for failure to give any such notice.

6. Additional Documents to Read. You should be sure to read the Offer to Exchange, this Election Form, the 2009 Plan, and the forms of Stock Option Agreement before deciding to participate in the offer.
7. Important Tax Information. You should consult your own tax advisor and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside the United States, or are otherwise subject to a tax liability in a foreign jurisdiction, you should refer to Part III, Section 15 for a discussion of the tax consequences which may apply to you.
8. Acknowledgement and Waiver. By accepting the Exchange Offer, you acknowledge that: (i) the Exchange Offer is established voluntarily by the Company, it is discretionary in nature, and it may be extended, modified, suspended, or terminated by the Company at any time as provided in the Offer to Exchange; (ii) the grant of New Options is voluntary and does not create any contractual or other right to receive future grants of stock options or benefits in lieu of stock options, even if stock options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any the Company stock plan, if any, will be at the sole discretion of the Company; (iv) your acceptance of the Exchange Offer will not create a right to employment or be interpreted to form an employment agreement with the Company, its subsidiaries, or its affiliates and will not interfere with the ability of the Company to terminate your employment relationship at any time with or without cause; (v) your acceptance of the Exchange Offer is voluntary; (vi) the future value of the Company’s shares is uncertain and cannot be predicted with certainty; (vii) the Exchange Offer, the exchanged stock options or the New Options are outside the scope of any employment contract or arrangement and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits, or similar payments; (viii) if you accept the Exchange Offer and receive New Options and obtain shares of Company common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised the risks associated with your participation in the Exchange Offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of New Options you receive as a result of participating in the Exchange Offer and you irrevocably release the Company and its subsidiaries and affiliates from any such claim that may arise.
9. Tax Liability. Regardless of any action that the Company, its subsidiaries, or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account, or other tax-related withholding obligations (“tax obligations”), you acknowledge that the ultimate liability for all tax obligations legally due by you is and remains your sole responsibility.
10. Electronic Delivery of Documents. Any document relating to participation in the Exchange Offer or any notice required or permitted by the Offer to Exchange, this Election Form or a Notice of Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by the Company. The Offer to Exchange, this Election Form, a Notice of Withdrawal, the 2009 Plan, and any other communications to eligible option holders in connection with the Exchange Offer (collectively, the “documents”) may be delivered to you electronically. In addition, you may deliver electronically to the Company this Election Form or a Notice of Withdrawal. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a Company intranet site or the Internet site of a third party involved in administering the Exchange Offer, the delivery of the document via email, or such other means of electronic delivery specified by the Company. By executing this Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents. You acknowledge that you may obtain a paper copy of any documents delivered electronically at no cost to you by contacting the Company in writing using the contact information on the first page of this Election Form. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide the Company or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.
11. Governing Law and Documents. The Election Form is governed by, and subject to, United States federal and Delaware state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of Arizona and agree that such litigation shall be conducted in the courts of Maricopa County, Arizona, or the federal courts for the United States for the District of Arizona, where this offer is made and/or to be performed.